

Mail Stop 3030

June 29, 2009

VIA U.S. MAIL

Mr. Stephen P. Loomis
Chief Financial Officer and Vice President of Operations
CardioDynamics International Corporation
6175 Nancy Ridge Drive
Suite 300
San Diego, California 92121

> **Re:** **CardioDynamics International Corporation**
> **Form 10-K for the year ended November 30, 2008**
> **Filed February 10, 2009**
> **File No. 000-11868**

Dear Mr. Loomis:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant